NorthWest Indiana
BANCORP	9204 Columbia Avenue, Munster, Indiana 46321 / (219) 836-9690

November 6, 2009
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: John P. Nolan
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	NorthWest Indiana Bancorp
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-26128

Dear Mr. Nolan:

We have received your letter dated October 20, 2009, detailing your office’s review of the above-referenced filings.  On behalf of NorthWest Indiana Bancorp (the “Bancorp”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Form 10-Q for the quarterly period ended June 30, 2009
Item 1.  Unaudited Financial Statements
Notes to Consolidated Financial Statements
Note 7, Adoption of New Accounting Standards
FSP FAS 115-2 and FAS 124-2, page 7

1.
We note your response to comment 5 in our letter dated August 19, 2009 and your proposed disclosures for future filings in Exhibit D.  These proposed disclosures continue to focus on management’s intent and ability to hold these securities for the foreseeable future.  Please confirm that you will revise your footnote disclosure to reconcile this old methodology to the new evaluation methodology, which should have been adopted in the second quarter of 2009. In preparing your revision, please refer to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that modifies the assertion in your footnote and to the new recognition criteria in paragraphs 19 to 26 of the pronouncement.

Response:   As requested, in future filings footnote disclosure will be revised to indicate the Bancorp’s methodology for recognizing other-than-temporary impairment includes assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated recovery.  If

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

either of these conditions is met, management will recognize other-than-temporary impairment.

The following disclosure will be included in the Bancorp’s Fair Value Note to its financial statements in future filings: “At the end of each reporting period securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with SFAS No. 115, Accounting for Certain Investment in Debt and Equity Securities.  An impairment is other-than-temporary if the decline in the fair value of the security is below its amortized cost and it is probable that all amounts due according to the contractual terms of a debt security will not be received.  Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates.  We consider the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated market recovery.  If either of these “sell” conditions are met, management will recognize other-than-temporary impairment.  If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.”     .

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Trust Preferred Securities, pages 14

2.
We note your response to comment 7 of our letter dated August 19, 2009 that during the quarter ended June 30, 2009, two of the trust preferred securities were placed in “payment in kind” status resulting in the quarterly interest payments for the two securities being temporarily suspended.  In order for us to better understand your disclosures in this regard, please tell us and revise future filings to disclose how these securities became “payment in kind status” and provide us with an enhanced description of the “payment in kind” features.  Also please tell us, in more detail, how you considered the failure of the issuer of the security to make scheduled principal and interest payments in determining whether a credit loss exists.  We note that this situation is specifically identified as a factor that should be considered in paragraph 25 of FSP FAS 115-2 and FAS 124-2.

Response:   The Bancorp’s securities that are classified as “payment in kind” are a result of not receiving the scheduled quarterly interest payments due at June 30, 2009, and these cash flows are considered temporarily interrupted.  This was the first quarter that the interest

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

payments were not received.   For the Bancorp’s two securities in “payment in kind” status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self correcting cash flow waterfall provisions within the structure of the securities.  When a tranche senior to the Bancorp’s position fails the coverage test, the Bancorp’s interest cash flows are paid to the senior tranche and recorded as a reduction of principal.  The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp’s tranche, plus the balance of all senior tranches.  The principal reduction in the senior tranche continues until the appropriate coverage test is passed.  As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp’s tranche.

The present value of current cash flow projections support the Bancorp’s carrying value of the securities.  As a result, other-than-temporary impairment was not present at June 30, 2009.  Consistent with paragraph 25.e. of FSP 115-2 and FAS 124-2 management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed.  However, after conducting the other-than-temporary impairment testing using the present value of the estimated future cash flows, management’s June 30, 2009 estimates indicated that the carrying value of the securities was supported.

The following disclosure will be include in the Bancorp’s Fair Value Note to the financial statements in future filings modified as appropriate for the reporting period:  “The Bancorp’s securities that are classified as “payment in kind” are a result of not receiving the scheduled quarterly interest payments.  For the securities in “payment in kind” status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self correcting cash flow waterfall provisions within the structure of the securities.  When a tranche senior to the Bancorp’s position fails the coverage test, the Bancorp’s interest cash flows are paid to the senior tranche and recorded as a reduction of principal.  The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp’s tranche, plus the balance of all senior tranches.  The principal reduction in the senior tranche continues until the appropriate coverage test is passed.  As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp’s tranche.  Consistent with paragraph 25.e. of FSP 115-2 and FAS 124-2, management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed.  However, after conducting the other-than-temporary impairment testing using the present value of the estimated future cash flows, management’s June 30, 2009 estimates indicated that the carrying value of the securities was supported.”

3.
As a related matter, we note your present value of cash flow calculation for these securities assumes that principal and interest payments will resume in March 2012 and September 2013.  Please provide us with the objective evidence on which you relied to support the occurrence and timing of these assumptions.  Alternatively, if you

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

determine that these assumptions are not reasonably expected to occur, please revise your OTTI methodology accordingly.

Response:   The Bancorp’s trust preferred securities contain a contractual provision that the issuer of the securities can elect to defer interest payments for up to twenty consecutive quarters.  These deferrals are cumulative and are required to be paid in full by the issuer at a later date.  Many of the issuers have elected to defer interest payments not because of credit issues, but to conserve liquidity.  This was identified in a review of the tangible capital and nonperforming asset ratios of the individual banks collateralizing the securities.  In calculating the present value of the cash flows, management reviewed the current credit condition of the performing collateral within the pooled trust preferred securities.  At June 30, 2009, the default rates were applied annually at 3% for 2009, 3% for 2010, 2.5% for 2011, 2% for 2012, and 1% for 2013, thereafter 25 basis points were applied annually.  These estimates for future default rates were based on historical data provided by the FDIC for the banking crisis during the five year period of 1988 to 1992 and further supported by the Bancorp’s analysis of the underlying issuers.  After applying the stress tests using the above assumptions, the net present value of the estimated future cash flows supported the carrying value of the securities and therefore no other-than-temporary impairment existed at June 30, 2009.

4.
We note your response to comment 7 of our letter dated August 19, 2009 as it relates to the discount rate used in your calculation of the present value of cash flows expected to be collected. Please tell us how you determined that the discount rate used is appropriate and consistent with paragraph 24 of FSP FAS 115-2 and FAS 124-2.

Response:   The discount rate used in the calculation of the present value of cash flows is based on the discount margin (i.e., credit spread) at the time of security purchase using the original purchase price.  The discount margin is then added to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve.  Management believes that this discount rate methodology is consistent with paragraph 24 of FSB FAS 115-2 and FAS 124-2 in that the cash flows are discounted at a rate equal to the current yield used to accrete the beneficial interest.

5.
We note your response to comment 7 of our letter dated August 19, 2009 as it relates to the credit default assumptions used in your methodology for calculating the present value of cash flows expected to be collected. We also note that your pooled trust preferred securities have different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks and insurance companies in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2, we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption for all of your securities is not a

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

reasonable methodology consistent with the guidance.  Please explain in sufficient detail how your OTTI methodology for your pooled trust preferred securities used the specific collateral underlying each security as the basis for your credit deferral/default assumptions. Alternatively, if you determine that your methodology did not appropriately look to the specific credit characteristics of the securities in developing their projected deferral/default assumptions, please revise your OTTI methodology accordingly.

Response:    At June 30, 2009, management’s OTTI testing included a review of the trust preferred securities specific collateral underlying each security.  This review included reviewing the Tier 1 Capital ratio for capital adequacy and Nonperforming Assets / (Capital + ALL)  ratio to evaluate the credit quality of the collateral within each security.  In addition, the trend in the number of specific collateral defaults and deferrals is monitored from quarter to quarter to identify trends in credit events.  At June 30, 2009, these indicators did not support a higher default rate than what was used in management’s OTTI calculation.  The June 30, 2009 other-than-temporary testing indicated that the present value of the estimated future cash flows supported the carrying value of the securities.  For future reporting periods, management will continue to review the specific credit characteristics of the securities in developing the appropriate deferral/default assumptions.

6.
We note your response to comment 7 of our letter dated August 19, 2009 and the proposed disclosures for future filings included in Exhibit E of your response filed September 17, 2009. Please tell us in more detail, and enhance your disclosures in future filings to describe, how excess subordination is calculated and its relationship to other column descriptions and specifically to expected deferrals/defaults. Also, for each security in question please tell us how the level of excess subordination was considered in your determination of whether these securities were other than temporarily impaired.

Response:    The Bancorp’s excess subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the performing collateral within the Bancorp’s class and the performing collateral within all senior classes, and then stating this result as a percentage of the total performing collateral.  This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur.  At June 30, 2009, management reviewed the excess subordination levels for each security in the context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in “payment in kind” status; and the Bancorp’s class position within each security.  At June 30, 2009, based on the current information available regarding the specific collateral underlying the securities, management’s OTTI analysis indicated that the present value of the estimated future cash flows supported the carrying value of the securities.  Since the present value cash flow calculation indicated no credit loss, other-than-temporary impairment was not recognized as of June 30, 2009.  Also, as indicated in the response for Question 2, it is anticipated that the “payment in kind” securities will provide

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

future cash flows as a result of the self correcting cash flow waterfall provisions within the structure of the securities.

The following disclosure will be include in the Bancorp’s Fair Value Note to the financial statements in future filings: “The Bancorp’s excess subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the performing collateral within the Bancorp’s class and the performing collateral within all senior classes, and then stating this result as a percentage of the total performing collateral.  This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur.   Management has reviewed the excess subordination levels for each security in the context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in “payment in kind” status; and the Bancorp’s class position within each security.”

7.
As a related matter, we note that the PreTSL XXVII C-1 security was in position of negative excess subordination at June 30, 2009, which would appear to indicate that the cash flows were not sufficient to support the amortized cost. If true, we would expect that a credit loss existed for this security which should have been recognized in the income statement. Please tell us what negative excess subordination indicates and how you considered the level of excess subordination in your determination of whether this particular security was other than temporarily impaired at June 30, 2009.

Response:   Negative excess subordination indicates the level of collateral beneath a class.  The subordination will remain negative as the security cures itself through the “payment in kind” cash flow diversion.  Once senior classes meet their coverage test, the cash flows will be passed down to the subordinate classes.  At June 30, 2009, as the Bancorp’s management reviewed the asset quality and capital levels for the underlying performing collateral for PreTSL XXVII C-1, management’s performing collateral review indicated that the present value of the estimated cash flows supported the amortized cost of the security.  Also, as indicated in the response for Question 2, it is anticipated that the “payment in kind” securities will begin to cash flow as a result of the self correcting cash flow waterfall provisions within the structure of the securities.

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On behalf of the Bancorp, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Attn: John P. Nolan
November 6, 2009

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (219) 853-7610, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Robert T. Lowry

Robert T. Lowry
Senior Vice President, Chief Financial
Officer and Treasurer

cc:	David A. Bochnowski
Claudia V. Swhier, Esq.
David P. Hooper, Esq.